

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Daniel Roberts
Chief Executive Officer
Iris Energy Ltd
Level 12, 44 Market Street
Sydney, NSW 2000 Australia

> **Re: Iris Energy Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed December 7, 2022**
> **File No. 333-267568**

Dear Daniel Roberts:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1

Risks Related to Our Bitcoin Mining Business, page 12

1. We note that you utilize Kraken, a U.S.-based digital asset trading platform, to liquidate the Bitcoin you have mined and exchange it for fiat currency. Please tell us the frequency with which you withdraw fiat currency from Kraken. Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets from Kraken or other exchanges you may use. Identify any material concentrations of risk and quantify any material exposures.

2. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

3.   Discuss whether the current crypto asset market disruption has impacted the value of the mining equipment that serve as collateral for your equipment financing facilities and explain any material financing and liquidity risk this raises for your business.

Use of Proceeds, page 20

4.   We note that you "intend to use any proceeds from the Facility to fund your growth initiatives" and for working capital and general corporate purposes. Please disclose whether any material part of the proceeds will be used to discharge indebtedness.

General

5.   Please disclose the identity of the lender to the limited recourse equipment financing arrangements and the total amount owed, including interest and penalties, under these arrangements. Please also identify the operating sites in which the collateral for the financing arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3 are located and the operating capacity per operating site that is impacted. Please discuss in detail how foreclosure may impact your business strategy. In addition, please file your financing arrangements as exhibits to your registration statement.

6.   We note your disclosure that you have "not made all recent payments" under your contract with Bitmain and "do not currently expect to make upcoming payments in respect of any such additional future deliveries under that contract." Please disclose the outstanding balance owed to Bitmain. Please also disclose all material terms of the contract with Bitmain, including remedies available to Bitmain upon default, and file it as an exhibit to the registration statement.

7.   If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, custodians, or other participants in crypto markets known to:

- Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
- Have experienced excessive redemptions or suspended redemptions or withdrawals.
- Have experienced material corporate compliance failures.

     Please contact Mariam Mansaray, Staff Attorney, at 202-551-5176 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Meaghan Kennedy